Execution Copy
Schedule 1: List of Products
InstantScreen, rapid HIV-1/2 screening assay (30 sec. Dot blot assay)

In the following formats:

a) Package of 20 units, containing 20 units of Test device, vials solution 1, vials solution 2, vials solution 3, mixing vials, lancets, and 25 heparinized glass capillaries, 5 users manuals, 1 package insert.

b) Package of 5 units according to a) with 5 units of the above components, but only one users guide and 1 package insert.

c) Package of 100 units, 1 dispenser bottle each of solution
   1, 2 and 3, 110 heparinized glass capillaries, 110 lancets, 100 mixing bottles, 5 users guides, 2 package inserts

d) Package of 1 unit (home test), containing 1 unit of test device and vials with solutions 1, 2 and 3, 1 mixing bottle, 2 heparinized glass capillaries, 2 automatic finger prick devices, 1 alcohol pad, 1 adhesive pad, 1 users guide, 1 instruction sheet for the use of the finger prick device, 1 package insert.

InstantScreen strip, rapid HIV-1/2 screening assay (8 min lateral flow assay)

In the following formats:

a) Package of 100 units, containing 100 test strips, 100 mixing vials, 110 heparinized glass capillaries, 110 lancets, 105 test tubes for blood-diluent mixture, 105 test tubes for detector solution and test development, 110 plastic tools for the transfer of 5 ul blood, 5 users guides, 2 package inserts.

b) As in a) 20 units of each, 1 users guide, 1 package insert.

InstantConfirm, rapid HIV-1 Western-Blot type confirmation assays
   (8 min lateral flow assay)

In the following formats:

a) package of 10 units, containing 10 test strips which display epitope-combi-antigens representing all major HIV-1 proteins, but not proteins used in the screening assay, 10 test tubes for blood-diluent mixture, 10 test tubes for detector solution and test development, 11 hand-held capillary devices for obtaining and transferring blood, 11 lancets, 2 users guides, 1 package insert, 10 documentation and analysis sheets.

b) As in a) but 50 units of each component other than the users guides (5) and package inserts (2).

InstantDifferentiate, rapid HIV-1/HIV-2 differentiation and confirmation test (8 min lateral flow assay)

In the following formats:

a) package of 10 units, containing 10 test strips which display epitope-combi-antigens representing either HIV-1 and HIV-2 or HIV-2 alone, thus allowing the differentiation between be two subtypes), 10 test tubes for blood-diluent mixture, 10 test tubes for detector solution and test development, 11 plastic devices for obtaining and transferring 5 ul blood, 11 lancets, 2 users guides, 1 package insert, 10 documentation and analysis sheets.

b) As in a) but 50 units of each component other than the users guides (5) and the package inserts (2).

PocketLab (complete set of rapid HIV-diagnostics for final HIV-diagnosis) containing:

a) InstantScreen (see above, dot blot assay) 1 unit

b) InstantConfirm (see above) 1 unit

c) InstantDifferentiate (see above) 1 unit

d) 2 vials of each solution 1, 2 and 3

e) 2 test tubes for blood-diluent mixture, 2 test tubes for detector and test development

f) 1 analysis and documentation sheet

g) 1 users guide, 1 package insert

h) 2 semi-automatic finger prick devices,

i) 1 pipette for obtaining and transferring 20 ul blood

j) 1 mixing vial and 1 heparinized glass capillary

k) 2 plastic devices for transferring 5 ul blood

l) 2 alcohol pads, 2 adhesive pads.

Combinations

of the above in one package in order to serve markets which have a known percentage of HIV-1 and HIV-2 positive individuals, i.e. in a package of 20, an HIV-prevalence of 20 % would require the including of 4-5 InstantConfirm tests and 4-5 InstantDifferentiate tests (second confirmation and differentiation assay).

Schedule 2: List of German Trademarks

InstantScreen
Application:  11/12/98, Classes 5, 1,  42;  Word  Trade  Mark,
Approval: 10/05/99

InstantConfirm
Application:  11/12/98,  Classes  5,1,42,  Word  Trade   Mark,
Approval 8/23/99

EarlyScreen
Application:  11/12/99,  Classes  5,1,42,  Word  Trade   Mark,
Approval 10/05/99

DoubleCheck
Application:  5/12/00,  Classes  5,1,42,  Word   Trade   Mark,
Approval pending. In case of German approval, this name will not be used since another manufacturer has already used it prior to GAIFAR.

InfectionScreen
Application:  11/12/98,  Classes  5,1,42,  Word  Trade   Mark,
Approval: 10/5/99

RapidBlue (detector solution)
Application  11/12/98,  Classes  5,1,  42,  Word  Trade  Mark,
Approval 8/23/99

PocketLab
Application:  1/26/00,  Classes  5,1,  42,  Word  Trade  Mark,
Approval 8/23/00

GAIFAR logo combined with InstantScreen
Application: 3/24/99, Classes 5,1, 42, Word and Picture  Trade
Mark, Approval: 3/23/00

GAIFAR logo combined with EarlyScreen
Application:  3/24/99, Classes 5,1,42, Word and Picture  Trade
Mark, Approval: 3/23/00

GAIFAR logo combined with Knowledge Protects
Application:  3/24/99, Classes 5,1,42, Word and Picture  Trade
Mark, Approval 3/23/00


              AMENDMENT TO MARKETING AGREEMENT

The parties agree that the payment schedule in accordance with 2, paragraph 1 of the Marketing Agreement dated June
4, 2001, attached to the Marketing Agreement as Schedule 3:
Schedule of BICO Payments, shall be amended as follows and replaced by the following payment schedule:

Schedule 3:  Schedule of BICO Payments
Adjusted October 9, 2001

     Amount            Date           Minimum Payment
                                         (accrued)
$    250,000*       May 19th
$    250,000*       June              $      500,000
$    125,000        June 20th         $      625,000
$    125,000        July 20th         $      750,000
$    125,000        August 20th       $      875,000
$    125,000        Sept. 20th        $    1,000,000
$    125,000        Oct. 20th         $    1,125,000
$    125,000        Nov. 20th         $    1,250,000
$    125,000        Dec. 20th         $    1,375,000
$    200,000        Jan. 20th 2002    $    1,575,000
$    250,000        Feb. 20th 2002    $    1,825,000
$    500,000        March 20th 2002   $    2,325,000
$  1,000,000        April 20th 2002   $    3,325,000
$  1,000,000        May 20th 2002     $    4,325,000
$  1,000,000        June 20th 2002    $    5,325,000
$  1,000,000        July 20th 2002    $    6,325,000
$    675,000        August 20th 2002  $    7,000,000
                                      _______________
                                      $    7,000,000

* Loan to be applied to Full Royalty in accordance with 2, paragraph 4 of the Agreement

The above payment schedule shall supersede the original payment schedule, and no party shall be entitled to base any claims or rights on the prior payment schedule after the coming into effect of this Amendment.

This Amendment shall come into effect as soon as the parties to the Marketing Agreement have duly signed and executed it and shall be an integral part of the Marketing Agreement.

Made this 9th of October 2001

/s/Fred E. Cooper                     /s/Fred E. Cooper
BICO, Inc.                            Rapid HIV Detection Corp.
                                      (Formerly BICO Diagnostic Inc.)

/s/Heinrich Repke                     /s/Heinrich Repke
Gaifar GmbH                           Dr. Heinrich Repke


Schedule 4: List of Marketing Know-How and Data

a) The first complete rapid HIV-diagnosis system worldwide, consisting of screening, confirmation and differentiation assays based upon new technologies (epitope-combi antigens and optimal catch avidity particles). Exclusive marketing rights for all HIV-tests current and future based upon these techniques as well as others (e.g. saliva-tests, ELISA tests, urine-ELISA tests).

b) Computer-assisted international contact and follow up system, containing hundreds of doctors, government officials,
   NGO-representatives,   representatives   of    international
   organizations and businesses with whom GAIFAR representatives have spoken either in person, on the phone or via mail. All of the above have received information materials and, in many cases, tests as well.

c) Status, results and contact persons for clinical studies currently going on in different parts of the world where such studies are required in order to get the national approval.

d) Country analysis files for virtually all countries  where
   HIV/AIDS is prevalent, including the relevant reports, statistics, funding opportunities and regulatory requirements.

e) Lists of potential distributors in most of the countries according to c)

f) Information booklets and leaflets in significant numbers,

g) Personal contacts of Repke, Ayensu and others to leaders of international organizations, governments of developed and developing countries, scientists and physicians.

h) Press  coverage in Germany and Europe past  and  present.
   Most importantly, the planned reports in the German Newsweek-equivalent (Der Spiegel) and TV-feature (Stern-TV) regarding large scale HIV-testing programs, the GAIFAR assays and the introduction of both in the Kingdom of the Ashantis, including a royal Durba dedicated to this topic. Syndicated English version of both for the US market has been negotiated with both (e.g. for Time or US News and World Report (Spiegel report) or CBS ABC or CNN features (Stern TV feature), thus providing significant exposure to BICO in the US in connection with the association with GAIFAR.

i) Work of Ayensu, Repke and others for and/or on behalf of BICO (in their capacitiy as board members and consultants) in the field of scientific and political marketing (meetings, lectures and private negotiations with political and medical leaders in virtually all relevant countries).

j) An international new and possibly groundbreaking strategy for the containment of the spread of HIV in developing countries, described in detail in the book manuscript "Knowledge Protects: A new approach to contain the spread of HIV/AIDS in developing countries, H. Repke and E. S. Ayensu, 2001". This book is and will remain personal intellectual property of H. Repke and E. S. Ayensu, i.e. it is not property of GAIFAR and can be used as a manuscript only by permission of the authors.

k) Specific and detailed HIV-testing and counseling country programs for Kenya, Ghana and South-Africa already submitted to the authorities in these countries. Again, as in j) the intellectual property rights remain with H. Repke and E. S. Aysensu.

l) FDA-approval track ("technical meeting" completed, fast-track eligible, IDE-application for prospective study on hold
   (lack of funding for payment to the testing site).

m) EU-approval track: Since the determination of the review institutions in Nov. 2000 according to the new IVDD laws, approval can now be sought in all of Europe. The preparations have been made and need to be continued.

n) Approval according to German Drug law (Production and export license)

o) GMP-WHO product certificate for InstantScreen

p) Official WHO testing and report.

q) Clinical studies involving more than 10.000 patients worldwide

r) GAIFAR business plan update January 2001 including detailed information about GAIFAR as a whole, the diagnostic products and technologies, the product development plans, competition and marketing analysis.

s) Competition product files.

t) GAIFAR and DADE-Behring have conducted over a period of three months negotiations involving all levels of management. DADE-Behring has conducted extensive laboratory testing and due diligence regarding the GAIFAR technology platform. DADE-Behring intended to obtain the marketing rights for GAIFAR's HIV-diagnostics in developed countries which was part of a strategic plan to enter the side-of-care market with various new diagnostics all based upon the GAIFAR technology. In April 2001, DADE-Behring decided not to enter into the side-of-care business at this point in time. Consequently, the negotiations with GAIFAR were put on hold. If the strategic considerations of DADE-Behring change, the interest of the company in the GAIFAR products and technology platform may revive quickly, thus providing an excellent starting point for negotiations with the Marketing Company or BICO.

u) Abbott has not only invited GAIFAR for common government tender applications and has been jointly successful in government tenders, but has also expressed a strategic interest in the GAIFAR HIV-diagnostics for sale in the US and Canada. In this context, discussions have been held between the Marketing Director of Abbott and the CEO of GAIFAR, upon invitation from Abbott at their headquarters. Accordingly, Abbott would like to distribute InstantScreen in the US, once GAIFAR has obtained FDA-approval. Abbott has not put its own simple HIV-test (Determine) on the FDA approval track and declared that they do not plan to do so. In the event a marketing agreement between the parties would be concluded, Abbott did also express serious interest to buy parts or all of the shares of a planned GAIFAR subsidiary (GAIFAR Diagnostics). The negotiations can be continued with the Marketing Company or BICO once a clear date for the expected FDA-Approval of InstantScreen can be envisaged.

v) BRAHMS Diagnostics is a medium size diagnostic company in Germany, located in the vicinity of Berlin. This company has conducted extensive due diligence regarding the GAIFAR diagnostics and technology and intended to be the distributor in Europe. A letter of intent was issued. GAIFAR declined the terms and conditions of this letter of intent based upon the relatively low purchase price and in consideration of the more attractive options which could arise from a potential alliance with a US-based company. At this point, it may be the least attractive option for the Marketing Company or BICO to follow up on.

Schedule 5: List of GAIFAR Transactions

1. Current deals in progress

  a)  Ghana Government: 140.000 units (6.50 USD per test)

  b)  Ghana Kingdom of Ashantis: 100.000 units (6.50 USD  per test)

  c) Kenya: Government Tender together with Abbott, 1.000.000 units of low cost version of InstantScreen, i.e. with dispensers etc. (1.40 USD per test)

  d)  Nigeria: Army and private market (two different channels):
      50.000 units initially delivery (6.50 USD per test)

  e) South Africa: Anglo-American Gold Mines: 400.000 units in instalments of 60-80.000 (3.00- 3,50 USD per test)

  f)  Netherlands  Pharmacy  sales  and  Internet  sales  via
      Netherlands (30-40USD per test).

  g) Russian Government and Military (through personal representatives of Putin) 1.000.000 million units (8 USD per test)

  h) Sales to South African Pharmacies and mobile HIV-testing units through private companies working in this field (e.g. African Medical Solutions and Sekunjalo): number units annually to be defined, Price range 4-7 USD per unit.

  i) Donor program of the German Government for sponsoring HIV-test and testing programs in Africa, negotiated with the Deputy Minister of Development AIDS, the head of the Bundestag-Commission for development aid and the leading representatives of the implementing agencies GTZ and KfW. Volume and prices to be defined.

  j) Donor program with the British Commonwealth Organization for Africa. Prices and volume to be defined.

Schedule 6: List of net production prices of GAIFAR products

Production costs are dependent upon the following parameters which will change during the next months but also during the duration of the agreement. These parameters are:

  format of the test (see schedule 1)

  packaging size of the test (see schedule 1)

  number of produced units within a certain time and resulting productivity changes combination of different formats (see schedule 1)

  costs  for the components which are produced in outsourcing and which are essentially determined by the production companies involved since in most cases there is virtually not short term alternative to change the supplier because of the specialized nature of the production. In other words, price increases of such contractors cannot be really controlled.

  Site of production and resulting overhead cost structure.

The following production costs are based upon our current cost analysis structure and are subject to changes in consideration of the parameters listed above. In addition, it must be considered that the cost calculation for the new products (InstantConfirm, InstantDifferentiate) are preliminary because large scale production is currently being prepared but has not yet occurred.

InstantScreen (20 pack, see schedule 1): 0.78 USD per unit

InstantScreen (5 pack, see schedule 1): 0. 85 USD per unit

InstantScreen (1 pack see schedule 1): 1.20 USD per unit

InstantScreen strip (50 pack, see schedule 1): 0.20 USD per unit

InstantScreen strip (20 pack, see schedule 1): 0.22 USD per unit

InstantConfirm (10 pack, see schedule 1): 1.56 USD per unit

InstantConfirm (50 pack, see schedule 1): 1.43 USD per unit

InstantDifferentiate (10 pack, see schedule 1): 0.33 USD per unit

InstantDifferentiate (50 pack, see schedule 1): 0.29 USD per unit

PocketLab (see schedule 1) 3.88 USD per unit

Definition of production costs:

The production costs are the net costs directly attributable to the actual production.

The   above  net  production  costs  contain  essentially  the
following elements:

a)  Cost for materials bought from outside suppliers

b) Cost for outsourcing of production (e.g. sterile vials with solutions 1,2 and 3; plastic devices for the test devices, mixing vials and heparinized capillaries, custom made print materials and packaging materials).

c) Cost for materials produced in house excluding the R & D costs (e.g. recombinant proteins, stock solutions for OCA-particles and other solutions used in the test).

d)  Cost for assembly and blotting of the test devices.

e)  Cost for packaging and storage.

f) Salaries of production group and production management including quality assurance and documentation.

g) Depreciation, leasing and repair of production, quality control and packaging machinery.

h) The fraction of lease and utility costs with regard to the space being used by production, quality control, warehouse and documentation group.

i) The fraction of overhead costs with regard to general management and administration relative to the number of people directly involved in production as compared to the total number of people working at GAIFAR.

j) Marketing and promotion costs including costs for promotional materials (leaflets, flyers etc.)

These costs do not contain the research and development costs which were paid for the development of the technologies.
Costs not included in the above computation are essentially but not exclusively the following:

a) The novel detection system: "OCA (optimal catch avidity)- particles",

b)  The test devices and formats,

c)  The   design,  cloning,  expression,  purification   and
    biochemical and immunological characterization of a total of 48 different epitope-combi antigens, representing all major genes of HIV.

d) The costs for comprehensive clinical studies and materials and fees involved.

e)  The   costs   for  standard  operation  procedures   and
    documentation for the approvals obtained and approvals pending.

f)  Overhead costs for laboratory facilities required in the R
    & D process but not directly involved in the actual production.

g) Cost of the regulatory affairs group and fees involved in obtaining regulatory approval.

Schedule 7: List of definitions of market types

Definitions regarding the different types of markets and the corresponding contracts which require a different distribution of the "margin" as defined in 5.

1. Negotiated contracts as result of "political marketing"

   are  defined  as to arise from personal relationships  to  the
   leading   figures   of   the   government   or   international
   organization which is the customer who buys from the marketing company. Moderate to high prices can be usually achieved as consequence of political marketing. The offers made in the framework of political marketing are much more effective, if they consist of a complex program including the unique
   diagnostic   family  of  GAIFAR,  a  political  concept   (the
   "Knowledge Protects" concept), an implementation and training concept (the "shielded testing and counseling programs" tailor-made for the countries, currently available for Ghana, Kenya and South Africa) and funds channeled through or raised by GAIFAR/BICO (e.g. donor funds from Germany, funds from large foundations such as Gates and Turner foundation etc.). The provision costs in the framework of negotiated deals as consequence of political marketing are costs which will be subtracted from the sales prices and will be considered equal to the customs and taxes. Direct marketing involving private hospitals and hospitals of international organizations such as the international Red Cross and the Caritas is also an area where personal contacts and high ranking representatives of GAIFAR/BICO are essential for success. Such marketing is best done in the corresponding headquarters and should result in negotiated deal-like contracts. A further area in which attractive negotiated contracts can be obtained are those directly with donor countries (e.g. the ones under detailed discussion with the German Government and the Minister for
   Development  AID)  or  donor  organizations  (e.g.  the   ones
   discussed  with the corresponding institutions of the  British
   Commonwealth).

2. Competitive bidding (government tender market)

   is increasingly used by the World Bank (low prices, most suitable for the low price product lines of GAIFAR). It is defined as an international government tender offer which is publicly announced in advance and which is usually handled by an international implementation agency (e.g. GTZ, UNOPS), i.e. without much influence of the local authorities with regard to the selection of the bidders. The main area of influence for GAIFAR/BICO is in the field of language of the description of the lots in the bidding documents. In this respect,
   GAIFAR/BICO are in the unique position to have the only complete set of rapid diagnostics for HIV. Political marketing strategies should be used to make sure that the bidding documents contain the specific requirement for the combination of rapid screening assays with real confirmation and differentiation tests representing the scientific standards of western laboratories. Currently, GAIFAR is the only company which has such a product portfolio in the rapid format and should be in a unique bidding position, once the requirements in the bidding documents are made accordingly. In conclusion, the marketing costs for government tender applications are comparatively low. They can be as low as a couple of thousand USD (e.g. Kenya government tender). The government is the main procurement agency for diagnostics and drugs and this procurement is usually only possible with loans or grants which are provided by international organizations or donor countries.

3. The private market

   is nearly non-existent in most developing countries and can be found predominantly in the threshold countries and the developed countries. Some elements of the private market require substantial marketing activities and will therefore cause much higher costs for the marketing company as negotiated contracts and competitive bidding participation (see 1. and 2.). In addition, the private markets will require substantial activities of the country offices of the marketing company as well as sub-contracts with local distributor companies. Therefore, the share of BICO in deals in this area is substantially higher as compared to negotiated deals and government tender applications. The following segments of private markets are covered by the definition "private market".

   Private Market 1: Direct marketing involving the resident private physicians Private resident physicians should be encouraged worldwide to conduct the complete HIV-diagnosis themselves on the spot as it is possible by the "Knowledge Protects" family of rapid diagnostics. This procedure will increasingly replace the current procedure to sent samples to a diagnostic laboratory. In other words, with this approach, everybody will benefit. The patient benefits from immediate diagnosis and lower overall prices and the physicians from income from the sale of the tests and the fees for conducting the test and consultation. Advertisement through the appropriate channels, opinion leader contacts, dinner lectures with local physicians and a certain number of travelling sales representatives will be required to penetrate this market efficiently.

   Private Market 2: Reimbursement-driven business. Insurance companies exist in threshold and developed countries and many of them require an HIV-test for life insurance or such test are required for large loans. In any case, being accredited/approved by such insurance companies ensures a constant stream of revenue for the supplier of rapid diagnostics and replaces the requirement for laboratory tests.

   Private Market 3: Direct marketing to chains of diagnostic laboratories (path-labs) is defined as agreement between insurance companies and large path-lab chains, in which the GAIFAR products are being used and reimbursed alone or in conjunction with the laboratory tests.

   Private Market 4: Direct sale of home test kits through pharmacies or drug stores and via the Internet. This market element is particularly attractive with regard to the margins and is the most debated one. Many countries prohibit the sale of home tests. However, recently legislation in the Netherlands has changed, thus allowing the sale of home tests through pharmacies in the Netherlands as the first European country. Accordingly, the Internet-sale via an Internet pharmacy based in the Netherlands or a company authorized to sell home tests to the pharmacies in the Netherlands allows legal importation of such tests in virtually all countries worldwide. GAIFAR has made with the FDA a verbal agreement not to deliver via Netherlands home tests into the US until FDA approval for InstantScreen (not for home tests) has been obtained. Direct sales in the pharmacies is also legal in South Africa and a number of other countries.

For  clarification  purposes,  the  main  characteristics   of
developed   countries,  threshold  countries  and   developing
countries are summarized below.

Developed countries

The market in the developed countries is mainly focused upon the private resident physician. It is generally a high price market and requires substantial marketing efforts in order to reach and inform a large number of private physicians.
Therefore, it appears to be best to transfer the rights for marketing in these countries to one of the big pharmaceutical companies which have already indicated their interest. They have the sales network in place. In addition, an alliance with them will prevent to antagonize them and to provoke measures to suppress the sales of GAIFAR products.

In this case, the agreements with regard to the private market
sales   as  outlined in  5 para. 5 and regarding the  sale  of
marketing rights as outlined in 5 para. 7 will come into effect.

Examples for developed countries are the US and Canada, Japan, virtually all European countries and other including the wealthy oil producing countries, Singapore and Taiwan.

Threshold countries

Threshold countries have a economic, political and social structure which contains both elements of developing countries and developed countries. In these countries, all three major marketing forms can result in substantial revenues (negotiated contracts, government tender applications and private market segments). In particular, the large urban centres have sufficient number of private physicians with a customer base able and willing to pay for HIV-test being conducted by the physician.

In addition, large parts of these countries have all the features characteristic for developing countries, including a high prevalence of HIV-infections among the low-income portion of the population. Therefore, such countries qualify for HIV-related programs of the World Bank and donor countries as well as international foundations. Accordingly, both negotiated contracts with the government of donor organizations as well as government tender business can be expected.

Countries  which  fall  into this category  are  for  example:
India,  Thailand,  Mexico, Brazil, Uruguay,  Venezuela,  South
Africa, China, Malaysia, Indonesia.

Developing countries

Developing countries have the lowest state of the development of the economy and the standard of living of the population. Accordingly, the health care budget of the governments is usually in the range of 5-10 USD per year and person. Most of the countries with a very high prevalence of HIV/AIDS fall into this category. Therefore, these countries are completely dependent upon international aid with regard to financing their programs to fight against HIV/AIDS and other deadly infectious diseases. A private market is virtually non-
existent.  Therefore,  the  business  opportunities  in   such
countries are restricted to negotiated deals (provided good relationships exist with both the donor and the corresponding government) or to government tender applications. The latter are increasingly administered by the World bank in cooperation with implementation agencies such as GTZ and UNOPS. The main secret of success in these markets (apart from "political marketing") is to offer package deals consisting of all four elements (complete set of tools for final diagnosis, political concept and consulting services, implementation concept and consulting and education program services, providing donor funds (e.g. for Gates and Turner foundation) in connection with a reputed implementation and controlling agency such as GTZ or UNOPS).

Countries  which fall into this category are all countries  in
Sub-Saharan  Africa  except  South  Africa,  Cambodia,   Laos,
Vietnam and Caribbean countries.

Schedule 8: List of approvals

a) Approvals with predominant importance for marketing purposes

    Copies of the originals of these approvals and certified translations of them (if applicable) have been already submitted to BICO.

       Production and export approval for InstantScreen and other diagnostics (amendment procedure, no new application) according to the German Drug Law.

       GMP-WHO product certificate for InstantScreen

       WHO  official testing and evaluation of InstantScreen
       (sufficient for approval in most developing countries and for eligibility for funding through donor organizations)

       Pending: FDA Approval, process in progress but three months behind schedule

       Pending: Pan-European approval according to the new IVDD law, process in progress but three months behind schedule.

       Approvals in selected countries, such as South Africa, Kenya, Ghana

b)  Approvals with relevance for R & D and production segments

       Approval for genetic engineering work and facilities for research purposes (BL-1 approval)

       Approval for production of recombinant proteins for commercial purposes (BL-1 level)

       Approval for using infectious materials, such as sera from HIV-infected individuals

       Approval for project and facility at BL-3 level (final steps pending).

ADDENDUM TO MARKETING AGREEMENT

     WHEREAS, BICO, Inc, ("BICO"), Rapid HIV Detection Corp. (formerly BICO Diagnostics, Inc., "Marketing Company"), Gaifar GmbH ("GAIFAR") and Dr. Heinrich Repke ("Guarantor") entered into a Marketing Agreement dated June 4, 2001; and

     WHEREAS, BICO, Marketing Company, GAIFAR and Guarantor
(collectively, the "Parties") have determined to modify the effective date of the Marketing Agreement;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereto agree as follows:

  1. Section 10, paragraph 2 of the Marketing Agreement provides for a due diligence period; such period shall be extended until October 15, 2001. In the event that BICO or the Marketing Company determine to withdraw as provided in the Marketing Agreement, the loan granted by BICO to GAIFAR on May 18, 2001 shall not be converted as discussed in
       Section 2, paragraph 4, and shall remain as originally executed.

  2. On or before October 15, 2001, BICO shall obtain a corporate resolution signed by the requisite number of BICO directors that approves the Marketing Agreement and provide a copy of such resolution to GAIFAR.

  3. Section 10, paragraph 1 of the Marketing Agreement shall be amended as follows: After the current wording, a second sentence shall be added which reads as follows: The Agreement shall become fully effective at the end of the due diligence period pursuant to para. 2, i.e. on October 15, 2001 (the "Fully Effective Date"), such Fully Effective Date shall only occur if: BICO or the Marketing Company do not withdraw as set forth in paragraph 1 herein; and BICO obtains the corporate resolutions set forth in paragraph 2 herein.

     IN WITNESS WHEREOF, the undersigned have hereunto set their hands and seals on the day and year first above written.

     ATTEST:                       BICO, Inc.
     /s/ Susan Taylor              /s/ Fred E. Cooper


     ATTEST:                       Rapid HIV Detection Corp.
     /s/ Susan Taylor              /s/ Fred E. Cooper


     GAIFAR GmbH                   Dr. Heinrich Repke
     /s/ Heinrich Repke            /s/ Heinrich Repke